UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

TEMPLE-INLAND INC.

(Name of Subject Company)

METAL ACQUISITION INC.

(a wholly owned subsidiary of International Paper Company) and

INTERNATIONAL PAPER COMPANY

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

879868107

(Cusip Number of Class of Securities)

Sharon R. Ryan, Esq.

Vice President, Acting General Counsel and Corporate Secretary

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey J. Rosen, Esq. and William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,314,359,011.60	$384,797.08

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 108,312,386 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of April 2, 2011, as reported in the subject company’s Quarterly Report on Form 10-Q filed on May 10, 2011), less the number of shares owned by the Offerors and their subsidiaries) by $30.60 (the purchase price per share offered by Offerors).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $384,797.08	Filing Party: International Paper Company/Metal Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 12, 2011, and subsequently amended and supplemented by Amendment No. 1 on July 25, 2011 (as amended from time to time, the “Schedule TO”), by International Paper Company, a New York corporation (“International Paper”), and Metal Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of International Paper. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share, together with the associated preferred stock purchase rights (the “Shares”), of Temple-Inland Inc., a Delaware corporation (“Temple-Inland”), at $30.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 though 9, and 11 in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4

Item 4 of the Schedule TO is hereby amended and supplemented by amending Section 14 of the Offer to Purchase as follows:

A. Paragraph (i) of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“(i) there is publicly announced, instituted or pending, or we shall have been notified of a person’s intention to commence, any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Temple-Inland, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of Temple-Inland or any of our or Temple-Inland’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of Temple-Inland or any of our or Temple-Inland’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, in each case as determined by us in our reasonable discretion, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to Temple-Inland’s stockholders, in each case as determined by us in our reasonable discretion, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Temple-Inland, (g) adversely affecting the financing of the Offer, the Proposed Merger or other business combination involving Temple-Inland, in each case as determined by us in our reasonable discretion, or (h) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or”

B. Paragraph (x) of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in Section 15 – “Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms reasonably satisfactory to International Paper and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.”

Item 7

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 27, 2011, International Paper entered into additional party joinders (the “Joinders”) with CoBank, ACB, HSBC Securities USA Inc. and HSBC Bank USA, N.A., BNP Paribas Securities Corp. and BNP Paribas, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch and RBS Securities Inc. and The Royal Bank of Scotland plc pursuant to which such banks joined the commitment letter (the “Commitment Letter”) dated July 7, 2011 between International Paper, UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS”) as parties. Each Joinder is an “Additional Party Joinder” referred to in the Commitment Letter. Pursuant to the Commitment Letter and these Joinders, (i) CoBank, ACB, HSBC Bank USA, N.A., BNP Paribas, Deutsche Bank AG New York Branch and The Royal Bank of Scotland plc (such banks, the “Additional Banks”) and UBS have committed to provide to International Paper a Term Facility in an aggregate amount of up to $1.2 billion and (ii) the Additional Banks (other than CoBank, ACB) and UBS have committed to provide to International Paper a Bridge Facility in an aggregate amount of up to $1.0 billion. The commitments of UBS in respect of the Term Facility and the Bridge Facility under the Commitment Letter will be reduced by the amounts of the commitments of the Additional Banks in respect of the Term Facility and the Bridge Facility, respectively.”

Item 11

A. Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 25, 2011, Alan R. Kahn, who purports to be a holder of Temple-Inland’s Shares, filed a lawsuit, which purports to be a class action, in the Court of Chancery in the State of Delaware, against Temple-Inland and the members of Temple-Inland’s board of directors. In the action, captioned Alan R. Kahn vs. Temple-Inland, Inc., et al., Case No. 6702, the plaintiff alleges that the members of Temple-Inland’s board of directors have breached their fiduciary duties in connection with the tender offer by, among other things, rejecting all offers and approaches by International Paper and refusing to engage in any negotiations with International Paper and adopting a shareholder rights plan (also known as a “poison pill”). The plaintiff seeks, among other things, (i) a declaration that the members of Temple-Inland’s board of directors have breached their fiduciary duties, (ii) an injunction directing the defendants to consider and respond in good faith to acquisition offers that would maximize value to Temple-Inland’s stockholders, (iii) an order prohibiting the defendants from initiating any further defensive measures and (iv) an award of plaintiff’s costs and fees.”

B. Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 27, 2011, we received from the Antitrust Division a request for additional information under the HSR Act in connection with the Offer. As a result of such request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern time, 10 days after our substantial compliance with such request.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2011

INTERNATIONAL PAPER COMPANY

By:	/s/ SHARON R. RYAN
Name:	Sharon R. Ryan
Title:	Vice President, Acting General Counsel and Corporate Secretary

METAL ACQUISITION, INC.

By:	/s/ SHARON R. RYAN
Name:	Sharon R. Ryan
Title:	Secretary

EXHIBIT INDEX

Index

(a)(1)(i)	Offer to Purchase dated July 12, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated July 12, 2011.*

(a)(5)(i)	Text of press release issued by International Paper Company, dated July 12, 2011.*

(a)(5)(ii)	Letter to Employees of International Paper Company, dated July 11, 2011.*

(a)(5)(iii)	July 25, 2011 Investor Presentation by International Paper Company.*

(b)(1)	Commitment letter described in Section 10 – “Source and Amount of Funds” of the Offer to Purchase.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.